MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

June 3, 2016

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Protective Life Insurance Company

Protective Variable Life Separate Account

Post-Effective Amendment No. 3 (SEC Accession No. 0001104659-16-124450)

File Nos. 811-7337 and 333-206951

Request for Withdrawal of Post-Effective Amendment Pursuant to Rule 477

Commissioners:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Protective Life Insurance Company and Protective Variable Life Separate Account (the “Account”) hereby request the withdrawal of the above referenced post-effective amendment to the registration statement on Form N-6 for the Account, filed with the Securities and Exchange Commission on May 31, 2016 (the “Amendment”).

The above Amendment was filed incorrectly identifying the contract designation as Protective Investors Choice VUL (C000141382) rather than Protective Strategic Objectives VUL. No securities were sold in connection with the Amendment.

If you have any questions regarding this matter, please contact the undersigned at (205) 268-3581 or our outside counsel, Tom Bisset at (202) 383-0118.

Sincerely,

/s/ Max Berueffy
Max Berueffy
Senior Associate Counsel

cc: Thomas Bisset, Esq.